

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Olivier Leonetti
Chief Financial Officer
Eaton Corporation plc
Eaton House, 30 Pembroke Road
Dublin 4, Ireland
D04 Y0C2

      Re: Eaton Corporation plc
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 000-54863

Dear Olivier Leonetti:

      We have reviewed your May 3, 2024 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 77

1.   We note your response to prior comment 1. Considering management use the measures noted in your response in managing your segments and they believe such information is useful to investors, please confirm that you will include a quantified discussion of such measures in future Form 10-Q and Form 10-K filings regardless of whether you include them in your earnings releases. Refer to SEC Release No. 33-10751.

Olivier Leonetti
Eaton Corporation plc
May 6, 2024
Page 2

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lizbeth Wright